Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
Bacterin International, Inc.	Nevada
X-spine Systems, Inc.	Ohio
X-spine Sales Corporation	Nevada
Xtant Medical, Inc.	Delaware